

03054865

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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RECD S.E.C.
JUN 26 2003
603

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8-30083

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2003
DIVISION OF MARKET REGULATION

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02
MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BUTLER, WICK & COMPANY, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

City Centre One, Suite 700
(No. and Street)

Youngstown, OH 44503
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS J. CAVALIER, President (330) 744-4351
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE, CHIZEK AND COMPANY LLP
(Name — *if individual, state last, first, middle name*)

5900 Landerbrook Drive, Suite 205 Cleveland, OH 44124-4085
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas J. Cavalier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Butler, Wick & Co., Inc., as of December 31, 2002, 19XX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Security Accounts of Principal Officers and Directors that are classified as Customer Accounts ($16,518.04 Credit, $292,787.84 Debit)

Thomas J. Cavalier
Signature

President
Title

Bette Esposito
Notary Public
BETTE ESPOSITO, Notary Public
State of Ohio
My Commission Expires April 19, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BUTLER, WICK & CO., INC.
BALANCE SHEETS
December 31, 2002 and 2001

	2002	2001
ASSETS		
Cash and cash equivalents	$ 1,472,217	$ 634,968
Deposits with clearing organizations	580,000	500,000
Receivable from customers	16,431,406	22,241,239
Receivable from brokers and dealers	398,945	1,083,428
Receivable from related parties	409,600	457,584
Securities owned - marketable	1,905,261	5,785,231
Furniture, equipment and leasehold improvements - net	818,946	1,065,063
Deferred income taxes	651,990	578,450
Other assets	590,141	547,012
Total assets	$ 23,258,506	$ 32,892,975
LIABILITIES		
Short-term borrowings	$ 2,915,000	$ 1,340,000
Payable to customers	7,537,219	10,345,304
Payable to brokers and dealers	769,046	7,640,458
Securities sold, not yet purchased	322	1,198,423
Payable to related parties	3,600	-
Accrued compensation and profit-sharing contribution	859,654	1,093,407
Accounts payable, accrued expenses and other liabilities	436,775	582,707
Total liabilities	12,521,616	22,200,299
STOCKHOLDER'S EQUITY		
Common stock, no par value, 75,000 shares authorized, 1,030 shares issued and outstanding	1,856,069	1,856,069
Additional paid-in capital	1,959,644	1,836,241
Retained earnings	6,921,177	7,000,366
Total stockholder's equity	10,736,890	10,692,676
Total liabilities and stockholder's equity	$ 23,258,506	$ 32,892,975

See accompanying notes to financial statements.